FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: December 15, 2008	By:	/s/ Antonio Luiz Pizarro Manso
	Name:	Antonio Luiz Pizarro Manso
	Title:	Executive Vice-President Corporate and Chief Financial Officer

EXHIBIT INDEX

1.	Copy of Company’s news release dated December 12, 2008, announcing certification of Phenom 100 Executive Jet by the U.S. Federal Aviation Administration (FAA).

EMBRAER’S PHENOM 100 EXECUTIVE JET RECEIVES U.S. FAA TYPE CERTIFICATE
First deliveries begin next week

São José dos Campos, December 12, 2008 – Embraer’s Phenom 100 entry level executive jet was certified today by the U.S. Federal Aviation Administration (FAA). All design goals were met or even surpassed. First deliveries begin next week.

“We are thrilled to announce that the Phenom 100 is certified by the FAA, as planned, confirming all of the exceptional performance characteristics previously approved by ANAC,” said Luís Carlos Affonso, Embraer Executive Vice President, Executive Jets. “U.S. certification validates the jet’s design and its suitability for one of the most important business aviation markets.”

The FAA granted U.S. Type Certificate based upon Brazil’s National Civil Aviation Agency’s (Agência Nacional de Aviação Civil – ANAC) Type Certificate issued on December  9. EASA certification is expected for the second quarter of 2009.

Certification results

The Phenom 100’s maximum range, originally projected to be 1,160 nautical miles (2,148 kilometers or 1,335 miles), has been extended to 1,178 nautical miles (2,182 kilometers or 1,356 miles) with four occupants and NBAA IFR reserves. An optional enhanced take-off performance package was included in the aircraft certification, resulting in a 3,125 feet take-off field length at maximum take-off weight. The standard take-off field length is 3,400 feet as initially specified. For departures from airports with restrictions due to high temperatures or high elevations, or both, take-off climb performance has also surpassed the design target, providing up to 300 nautical miles extra range. Another performance improvement was achieved with the landing distance, verified to be only 2,699 feet at maximum landing weight, 301 feet shorter than initially specified. Powered by two fuel-efficient Pratt & Whitney Canada PW617F-E engines, the Phenom 100’s fuel consumption is confirmed to be better than originally estimated, saving as much as 3.6% on longer trips.

The flight test campaign also validated the Phenom 100’s top speed of 390 knots (true air speed), 10 knots faster than initially projected. The aircraft is capable of climbing directly to its maximum cruise altitude of 41,000 feet, even at maximum take-off weight. Certified without restrictions, the Phenom 100 is able to fly under Visual and Instrument Flight Rules conditions, day or night, and into known or forecasted icing conditions. The aircraft also operates well within Stage IV external noise requirements, established by the International Civil Aviation Organization (ICAO), having been certified with a cumulative margin of 33 EPNdB.

The highly intuitive Phenom100 man-machine interface, based on a “quiet and dark” cockpit philosophy that offers full situational awareness and automation for a low workload, enabled the certification for single-pilot operation. The Phenom 100’s Prodigy® flight deck, based on the acclaimed Garmin G1000 avionics suite, was also certified.

The interior of the Phenom 100 was certified with its innovative features and collections of finishing materials. The Oval Lite® cross-section benefits passengers with greater space and comfort, enhanced by an abundance of natural light from the largest windows in the entry level category. In addition, the forward wardrobe and private rear lavatory with storage space add convenience to comfort for a premium travel experience.

Embraer’s Executive Jets Customer Support and Services organization is ready for the Phenom 100 to enter service. Four new Embraer Executive Jets service centers were recently inaugurated in the U.S. and Europe. The entire network will be comprised of seven wholly owned and 38 authorized service centers, worldwide.

The first Phenom 100 customers have already been trained by the Embraer CAE Training Services joint venture, and service center professionals have received training to perform technical and mechanical services on the Phenom 100.

A newly implemented customer contact center is operational, ready and standing by to provide customers with complete and timely assistance for operational, technical and maintenance needs.

Embraer’s new parts distribution center, operated by UPS Supply Chain Solutions in Louisville, Ky., in the U.S., is certified, operational and stocked with a complete inventory of repairable, expendable and structural parts for the Phenom jets.

The following tables present the aircraft’s performance data and basic structural and operational weights.

Phenom 100 Performance Data

	Design Goals	Final Results
Range (***)	1,160 nm	1,178 nm
High Speed Cruise	380 ktas	390 ktas
MMO	Mach 0.70	Mach 0.70
Standard Take-off field length (*)	3,400 ft	3,400 ft
Enhanced Take-off field length (*)	n/a	3,125 ft
Landing distance (**)	3,000 ft	2,699 ft
Operational ceiling (direct climb)	41,000 ft	41,000 ft
Engine thrust	1,615 lb	1,695 lb
(*) MTOW, SL, ISA
(**) MLW, SL, ISA
(***) NBAA IFR reserves (35 min) with 100 nm alternate; 4 occupants @ 200 lb each

Phenom 100 Basic Structural and Operational Weights

Weights	Phenom 100 Standard Configuration
Maximum Ramp	10,516 lb	4,770 kg
Maximum Take-off	10,472 lb	4,750 kg
Maximum Landing	9,766 lb	4,430 kg
Maximum Zero Fuel	8,444 lb	3,830 kg
Basic Operating (*) (**)	7,132 lb	3,235 kg
Useful Load	3,384 lb	1,535 kg
Maximum Payload (**)	1,312 lb	595 kg
Maximum Usable Fuel (***)	2,804 lb	1,272 kg
(*) Considering one crew member (200 lb or 91 kg)
(**) Weights may vary according to optional equipment installed or interior layouts
(***) Adopted fuel density is 6.70 lb/U.S. gal. (0.803 kg/l)

About the Phenom 100

Premium comfort, outstanding performance and low operating costs are key design drivers of the Phenom 100 best-in-class jet. The aircraft will offer pilots and passengers comfort and style previously unknown in its category. Developed in partnership with BMW Group Designworks USA, the innovative interior design and relaxing ambience are enhanced by generous windows and the most ample cabin in its class.

The pilot-friendly cockpit and docile flying qualities of the new aircraft enable single-pilot operation. Drawing on Embraer’s engineering experience, the Phenom 100 is designed for high utilization and availability. For added safety and reliability, the jet will offer a standard anti-skid brake-by-wire system.

The Phenom 100 was introduced by Embraer, in 2005, and is the most comfortable business jet in the entry level category, accommodating four passengers in the club seat configuration. The rear baggage compartment has a capacity of 55 cubic feet (1.56 cubic meters), which is sufficient for transporting golf and ski bags and equipment. Additional storage space in the aircraft nose and interior wardrobes add up to 16 cubic feet (0.45 cubic meters), totaling 71 cubic feet (2.01 cubic meters) throughout the jet.

Based on Garmin’s all-glass, fully-integrated avionics suite, the Prodigy® flight deck offers Phenom jet operators more advantages than any other avionics suite on today’s market. The cockpit features three interchangeable 12-inch displays – two Primary Flight Displays (PFD) and one Multi-Function Display (MFD). The system integrates all primary flight, navigation, communication, terrain, traffic, weather, engine instrumentation, and crew-alert data, and presents the composite information on these three brilliant, sunlight-readable color high-definition screens.

Two Pratt & Whitney Canada PW617F-E engines power the jet, with 1,695 pounds of thrust each. Its range with four occupants is 1,178 nautical miles (2,182 kilometers or 1,356 miles) with NBAA IFR reserves (35 minutes of holding and 100 nm alternate). The aircraft is capable of flying at 41,000 feet (12,497 meters), attainable with a direct climb, even fully loaded. In addition, the Phenom 100 is designed to perform short-field takeoffs or landings and to fly at a maximum cruise speed of Mach 0.70, or 390 knots (true air speed). These characteristics allow customers to fly nonstop from New York to Miami, and from Los Angeles to Vancouver or Denver at a lower cost than competitive aircraft, including turboprops.

The Phenom 100 jet, together with the Phenom 300, received the IF Award, in Germany, as the best product, in 2006, and the best interior, in 2007, as well as the Good Design Award, in China, for the best project, in 2006. In May 2008, the editors of Robb Report magazine, in the U.S., voted the Phenom 100 the “Best of the Best” Business Jet. For more information on the Phenom 100 and other Embraer business jets, visit www.EmbraerExecutiveJets.com.

Embraer Image Gallery

Visit the Embraer Image Gallery at .

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2008, Embraer had a workforce of 23,745 employees and a firm order backlog of US$ 21.6 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.